UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal years ended December 31, 2016 and December 31, 2015

RISE COMPANIES CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10659

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financials Statements

F-2

Independent Auditor’s Report

To the Board of Directors and Stockholders Rise Companies Corporation Washington, D.C.

We have audited the accompanying consolidated financial statements of Rise Companies Corporation, which comprise the Consolidated Balance Sheets as of December 31, 2016 and 2015, and the related Consolidated Statements of Operations, Comprehensive Loss, Changes in Stockholders’ Equity, and Cash Flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Fundrise Real Estate Investment Trust, LLC, a consolidated entity, which statements reflect total assets of approximately $49,399,000 and $13,399,000 as of December 31, 2016 and 2015, respectively, and total revenues of approximately $3,984,000 and $30,000 for the year ended December 31, 2016 and for the period May 15, 2015 (inception) through December 31, 2015, respectively. We did not audit the financial statements of Fundrise Equity REIT, LLC, a consolidated entity, which statements reflect total assets of approximately $45,620,000 and $0 as of December 31, 2016 and 2015, respectively, and total revenues of approximately $135,000 and $0 for the year ended December 31, 2016 and for the period June 30, 2015 (inception) through December 31, 2015, respectively. We did not audit the financial statements of Fundrise West Coast Opportunistic REIT, LLC, a consolidated entity, which statements reflect total assets of approximately $9,344,000 and $5,000 as of December 31, 2016 and 2015, respectively, and total revenues of approximately $100,000 and $0 for the year ended December 31, 2016 and for the period November 19, 2015 (inception) through December 31, 2015, respectively. We did not audit the financial statements of Fundrise Midland Opportunistic REIT, LLC, a consolidated entity, which statements reflect total assets of approximately $6,134,000 and $5,000 as of December 31, 2016 and 2015, respectively, and total revenues of approximately $8,000 and $0 for the year ended December 31, 2016 and for the period November 19, 2015 (inception) through December 31, 2015, respectively. These statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Fundrise Real Estate Investment Trust, LLC; Fundrise Equity REIT, LLC; Fundrise West Coast Opportunistic REIT, LLC; and Fundrise Midland Opportunistic REIT, LLC is based solely on the reports of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

F-3

Independent Auditor’s Report (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rise Companies Corporation as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Rockville, Maryland
March 23, 2017

F-4

RISE COMPANIES CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$25,055	$24,346
Restricted cash	500	1,824
Real estate debt investments, net	30,611	7,867
Accrued interest receivable	1,625	955
Accounts receivable, net	6	24
Other current assets	1,651	406
Total current assets	59,448	35,422
Real estate debt investments, net (non-current)	56,744	49,010
Investments in equity method investees	49,155	-
Accrued interest receivable (non-current)	4,049	1,802
Securities available for sale	-	2,062
Intangible assets, net	1,915	1,229
Property and equipment, net	429	39
Total assets	$171,740	$89,564

LIABILITIES
Current liabilities:
Notes payable	$8,631	$7,900
Accrued interest payable	3,085	1,536
Settling subscriptions & investments	1,188	3,094
Due to investors	5,126	2,483
Accounts payable	653	592
Accrued compensation and benefits	243	119
Accrued expenses	639	187
Other current liabilities	117	981
Total current liabilities	19,682	16,892
Notes payable (non-current)	22,444	35,727
Total liabilities	42,126	52,619
Commitments and contingencies (see Note 20)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized at December 31, 2016 and December 31, 2015; 11,865,046 shares issued and outstanding at December 31, 2016 and December 31, 2015; with an aggregate liquidation preference of $25,951 at both December 31, 2016 and December 31, 2015	1	1
Class A common stock, $0.0001 par value; 43,000,000 and 30,000,000 shares authorized at December 31, 2016 and December 31, 2015; 2,640,775 and 1,749,150 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized at December 31, 2016 and December 31, 2015; 10,000,000 shares issued and outstanding at December 31, 2016 and December 31, 2015	1	1
Class M common stock, $0.0001 par value; 18,000,000 and 0 shares authorized at December 31, 2016 and December 31, 2015; 0 shares issued and outstanding at December 31, 2016 and December 31, 2015	-	-
Additional paid-in capital	25,364	24,833
Accumulated deficit	(14,126)	(10,495)
Accumulated other comprehensive income	-	48
Total stockholders’ equity before non-controlling interests	11,240	14,388
Non-controlling interests in consolidated entities	118,374	22,557
Total stockholders’ equity	129,614	36,945
Total liabilities and stockholders’ equity	$171,740	$89,564

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RISE COMPANIES CORPORATION

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
Operating revenue
Origination/Acquisition fees, net	$2,648	$826
Management fees	97	37
Other revenue	46	29
Total operating revenue	2,791	892

Interest income
Interest income	10,246	4,463
Total interest income	10,246	4,463

Total revenue	13,037	5,355

Operating expenses
Sales and marketing	792	2,409
Origination and servicing	1,261	1,008
Engineering and product development	1,052	537
Other general and administrative	4,658	2,045
Total operating expenses	7,763	5,999

Interest expense
Interest expense	5,457	3,023
Total interest expense	5,457	3,023

Total expenses	13,220	9,022

Other income (loss)
Loss from equity method investees	(2,487)	-
Realized gain (loss) on available for sale securities	114	(4)
Total other income (loss)	(2,373)	(4)

Net loss	(2,556)	(3,671)
Less: Net income from non-controlling interests	1,075	676
Net loss attributable to Rise Companies Corporation	$(3,631)	$(4,347)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.33)	$(0.40)
Weighted average shares of common stock – Basic and diluted	11,073,240	10,782,887

The accompanying notes are an integral part of these consolidated financial statements.

F-6

RISE COMPANIES CORPORATION

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
Net loss	$(2,556)	$(3,671)
Other comprehensive loss:
Change in net unrealized gain (loss) on securities available for sale	66	(90)
Reclassification adjustment for net (gains) losses included in net loss	(114)	-
Comprehensive loss	(2,604)	(3,761)
Less: Comprehensive income attributable to non-controlling interests	1,075	676
Comprehensive loss attributable to Rise Companies Corporation	$(3,679)	$(4,437)

The accompanying notes are an integral part of these consolidated financial statements.

F-7

RISE COMPANIES CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share data)

											Accumulated
	Preferred Stock		Common Stock		Common Stock		Common Stock		Additional		Other	Non-	Total
	Series A		Class A		Class F		Class M		Paid-In	Accumulated	Comprehensive	Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interests	Equity
Balance at December 31, 2014	11,865,046	$1	1,220,150	$-	10,000,000	$1	-	$-	$24,806	$(6,148)	$138	$10,021	$28,819
Unrealized loss on available for sale securities	-	-	-	-	-	-	-	-	-	-	(90)	-	(90)
Stock-based compensation	-	-	529,000	-	-	-	-	-	27	-	-		27
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	11,907	11,907
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Net income/(loss)	-	-	-	-	-	-	-	-	-	(4,347)	-	676	(3,671)
Balance at December 31, 2015	11,865,046	$1	1,749,150	$-	10,000,000	$1	-	$-	$24,833	$(10,495)	$48	$22,557	$36,945
Unrealized gains recognized	-	-	-	-	-	-	-	-	-	-	(48)	-	(48)
Stock-based compensation	-	-	891,625	-	-	-	-	-	531	-	-	-	531
Issuance of Class M Common Stock	-	-	-	-	-	-	18,000,000	2	-	-	-	-	2
Redemption of Class M Common Stock	-	-	-	-	-	-	(18,000,000)	(2)	-	-	-	-	(2)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	108,150	108,150
Derecognition of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(2,000)	(2,000)
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(2,122)	(2,122)
Distributions declared on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(7,263)	(7,263)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(2,023)	(2,023)
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,631)	-	1,075	(2,556)
Balance at December 31, 2016	11,865,046	$1	2,640,775	$-	10,000,000	$1	-	$-	$25,364	$(14,126)	$-	$118,374	$129,614

The accompanying notes are an integral part of these consolidated financial statements.

F-8

RISE COMPANIES CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
OPERATING ACTIVITIES:
Net loss	$(2,556)	$(3,671)
Adjustments to reconcile net loss to net cash used by operating activities:
Accretion of deferred loan fees and costs	(342)	616
Loss from equity method investees	2,487	-
Stock-based compensation	531	27
Depreciation and amortization	304	203
Loss (Gain) on sale of securities available for sale	(114)	4
Net change in operating assets and liabilities:
Accrued interest receivable	(2,918)	(2,591)
Accounts receivable	18	7
Other current assets	193	(325)
Accrued interest payable	1,549	1,423
Accounts payable	61	459
Accrued expenses and other current liabilities	(288)	1,096
Net cash used by operating activities	(1,075)	(2,752)
INVESTING ACTIVITIES:
Purchase of real estate debt investments	(49,612)	(60,744)
Principal payments from real estate debt investments	19,475	11,640
Investments in equity method investees	(52,196)	-
Dividends received from equity method investees	554	-
Change in restricted cash	1,324	(1,143)
Purchase of intangible assets	(964)	(576)
Proceeds from sales of securities available for sale	2,128	3,017
Purchases of property and equipment	(415)	(14)
Net cash used by investing activities	(79,706)	(47,820)
FINANCING ACTIVITIES:
Change in payable to investors	(2,483)	2,483
Proceeds from issuance of notes payable	4,839	44,917
Principal payments on notes payable	(17,390)	(6,895)
Proceeds (settlement) from subscriptions not settled by year end	(1,906)	3,224
Proceeds from sale of interests in consolidated non-controlling entities, net of offering costs	104,955	11,860
Distributions to non-controlling interest holders	(3,348)	-
Redemptions by non-controlling interest holders	(912)	-
Payments for offering costs of common stock	(265)	-
Disposal of non-controlling interests	(2,000)	-
Net cash provided by financing activities	81,490	55,589

Net increase in cash and cash equivalents	709	5,018
Cash and cash equivalents, beginning of period	24,346	19,328
Cash and cash equivalents, end of period	$25,055	$24,346

Supplemental cash flow information:
Cash paid for interest	$4,250	$1,600

Supplemental disclosure of non-cash transactions
Amortization of deferred offering costs of non-controlling interest entities	$2,023	$-
Distributions payable to non-controlling interest holders	$3,915	$-
Redemptions payable to non-controlling interest holders	$1,210	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-9

Rise Companies Corporation

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share amounts, ratios, or as noted)

1. Formation and Organization

Rise Companies Corporation (“Rise”, “Rise Companies Corp”, “we”, “our”, the “Company”, and “us”) is the parent company of Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary. Fundrise, LLC owns and operates an online investment platform, www.fundrise.com, (the “Fundrise Platform”) that allows investors to become equity or debt holders in alternative investment opportunities. Fundrise Lending, LLC (“Fundrise Lending”) is a wholly-owned subsidiary of Rise and a licensed finance lender in the State of California that facilitates real estate loans (“Loans”). National Commercial Real Estate Trust (the “Trust”) is a Delaware statutory trust that is a wholly-owned subsidiary of Rise and that has historically acquired loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and that are related to specific underlying loans for the benefit of the investor. Fundrise Investments Manager, LLC, a wholly-owned subsidiary of Rise, acts as a Class B Member and manager of Fundrise 3 World Trade Center, LLC. Fundrise Advisors, LLC (“Fundrise Advisors”) is a registered investment advisor with the Securities and Exchange Commission (SEC) and a wholly-owned subsidiary of Rise that acts as the non-member manager for the real estate investment trusts sponsored by the Company and offered for investment via the Fundrise Platform. As of December 31, 2016, Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust sponsored programs (the “eREITs”). Fundrise LP, a Delaware limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit Rise by driving its growth and profitability. Additionally, Rise owns 1.96% of Fundrise LP and has the ability to direct its assets. As discussed further in Note 3 – Summary of Significant Accounting Policies, the Company has determined the eREITs and Fundrise LP to be Voting Interest Entities (“VOEs”), and consolidates such entities given the Company’s control.

The Company was conceived of by Benjamin Miller, and founded by Benjamin Miller and Daniel Miller (together, the “Founders”) in 2012.

The Company publically filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of Class B common shares on December 29, 2016.

2. Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, and certain affiliated entities where Rise has the majority of the voting control. All intercompany transactions have been eliminated.

These consolidated financial statements and related notes to the financial statements are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

The preparation of our consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

We base our estimates on historical experience and on various other factors we believe to be reasonable under the circumstances; the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, assumptions, and estimates include but are not limited to the following: (i) impairment/allowance determinations for loans; (ii) fair value determinations for certain equity method investments and securities available for sale; (iii) stock-based compensation; and (iv) provision for income taxes, net of valuation allowance for deferred tax assets. These judgments, estimates, and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

F-10

3. Summary of Significant Accounting Policies

Revenue Recognition

Origination and Acquisition Fees

Deal origination fees are paid by borrowers and are determined by the term and credit grade of the loan. As of December 31, 2016 and December 31, 2015, origination fees ranged from 0.00% to 2.00% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued when upon completion of a wire transaction, initiated by us, to transfer funds from our bank account to the borrower’s settlement agent or borrower’s bank account.

Acquisition fees are typically fixed at 1.5% to 2.0% based on the committed amount of equity provided by an affiliate of the Company, such as an eREIT, to acquire a real estate asset. Such fees are recognized upon acquisition of the real estate asset.

In the instances of real estate loans held by one of the wholly-owned subsidiaries of Rise Companies Corp typically for the purpose of offering investment derived from the performance of the assets via the Project-Dependent Notes Program, origination fee revenue is reduced by the deferral of net origination fees less origination costs in accordance with Accounting Standards Codification (“ASC”) 310. The net amount of origination fees less origination costs is amortized over the expected life of the loan as non-interest operating revenue beginning at loan issuance. The net deferred amount, less amortization, is included in the carrying value of the real estate debt investments on the consolidated balance sheets.

With respect to real estate debt and joint venture equity investments in which the Company originates and performs underwriting services, but which are ultimately acquired by an entity sponsored by the Company, such as one of the eREITs, the Company recognizes such origination or acquisition fees upon acquisition directly by or transfer to the eREITs. Such fees are paid to the Company at closing of an acquisition, generally from the unrelated borrower entity or joint-venture.

Real estate assets originated during the fiscal year ended December 31, 2016 were acquired directly by or transferred to the eREITs. Thus, the Company recognized such origination and acquisition fees as revenues once all significant services have been rendered with respect to such acquisition, which generally occurs concurrently with the closing of the acquisition.

Due Diligence Fees

Due diligence fees are included in origination fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and are assessed to commensurate with the time required to perform diligence when underwriting a loan. Due diligence fees are assessed prior to the loan origination and are recognized either: 1) over the life of the loan beginning once origination of the loan has concluded if originated by one of the wholly-owned subsidiaries of the Company, or 2) upon acquisition directly by or transfer to the eREITs. In the event Rise elects not to underwrite the underlying loan, due diligence revenue is recognized upon communication of that decision to the prospective borrower.

Servicing Fees

Servicing fees are included in management fees in the operating revenue section of the consolidated statements of operations. Servicing fees are paid by Note investors and based on the principal and interest payments serviced on the related loan. The servicing fee compensates the Company for managing payments from borrowers and to investors and maintaining investors’ account portfolios. Servicing fees are subtracted from gross interest and principal redemption distributions to Note investors. The Company records servicing fees as a component of non-interest operating revenue when earned. Servicing fees can be, and have been, modified or waived at the discretion of the management of the Company.

F-11

Asset Management Fees

Asset management fees are paid by investors via wholly-owned, affiliated, or managed entities based on various agreements with those entities. Management fees are a component of non-interest operating revenue and are recorded as earned. Management fees can be, and have been, modified or waived at the discretion of management.

Fundrise Investments Manager, LLC, a wholly-owned subsidiary of Rise, acted as a Class B Member and manager of Fundrise 3 World Trade Center, LLC. The manager and its affiliates were entitled to an annual asset management fee equal to 0.15% of the then outstanding principal amount of the bonds.

Fundrise Advisors, LLC is entitled to a quarterly asset management fee for the qualified eREITs in which it manages. However, the asset management fee paid/payable by the eREITs to Fundrise Advisors is an intercompany transaction, and thus eliminated upon consolidation.

Other Revenue

Other revenue consists of a 0.2% trust custody fee paid to National Commercial Real Estate Trust, a wholly-owned subsidiary of Rise Companies, by Note investors, fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment, and fees paid by real estate sponsors for monthly back end access to the Fundrise Platform.

Principles of Consolidation

The consolidated financial statements include Rise and its majority-owned and/or controlled subsidiaries, and all entities that it controls through a majority voting interest or otherwise. In addition, the accompanying financial statements consolidate Fundrise LP and Company sponsored programs (eREITs) for which the Company, including its wholly-owned subsidiaries, is the sole general partner or manager and the presumption of control by the general partner or manager has not been overcome; consolidation of these entities is a requirement under US GAAP. Non-controlling interests on the consolidated balance sheet includes the portion of consolidated eREITs and Fundrise LP in which we do not have direct equity ownership. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a VOE. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The Company makes an initial determination upon acquisition of a VIE, and reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

F-12

As of December 31, 2016 and December 31, 2015, the Company did not hold any investments in entities which are considered to be variable interest entities.

If we have a variable interest in an entity that is determined not to be a VIE, the entity is then evaluated for consolidation as a VOE. For limited partnerships and similar entities, we are deemed to have a controlling financial interest in a VOE, and would be required to consolidate the entity based on the presumption that the GP or manager has a controlling financial interest in the entity unless such presumption can be overcome. Accordingly, the Company determined Fundrise LP and the eREITs to be VOEs and consolidated as such based on the presumption of a controlling interest in each entity. The Company will adopt the changes to the consolidation analysis per FASB Accounting Standards Update 2015-02, Consolidation – Amendments to the Consolidation Analysis effective for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

As of December 31, 2016, total assets and liabilities of Fundrise LP and eREITs, reflected in the consolidated balance sheet was $125.5 million, which includes $20.4 million of cash, $52.6 million of real estate debt investments and $49.2 million of investments in equity method investees, and $6.6 million, respectively. Additionally, total interest income of Fundrise LP and eREITs on the consolidated statement of operations was $4.3 million for the year ended December 31, 2016.

As of December 31, 2015, total assets and liabilities of Fundrise LP and Fundrise Real Estate Investment Trust, LLC reflected in the consolidated balance sheet was $19.1 million, which includes $13.0 million of cash and $5.9 million of real estate debt investments, and $3.0 million, respectively. Additionally, total interest income of Fundrise LP and Fundrise Real Estate Investment Trust, LLC on the consolidated statement of operations was less than $0.1 million for the year ended December 31, 2015.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. The Company considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

As of December 31, 2016 and December 31, 2015, custodial escrow accounts relating to loans serviced by the Company totaled $2.7 million and $1.3 million, respectively. These amounts are not included in the accompanying consolidated balance sheets as such amounts are not Company assets.

Restricted Cash

Restricted cash consisted primarily of checking, money market, and certificate of deposit accounts that are: (i) special member distribution reserves held by the Company to disburse an amount equal to the amount of the special member preferred return due and payable to investor on such date; (ii) investors’ funds transactions-in-process that have not yet been transferred to their external bank accounts off of the Company’s platform; (iii) pledged through a subscription agreement with an investor; and (iv) escrow deposits held by 3rd parties, but not yet settled as held Notes.

	December 31,	December 31,
	2016	2015
Special member distribution reserves	$-	$825
In-process external funds transfer	-	639
Settling subscription agreements	-	360
Escrow deposit	500	-
Total restricted cash	$500	$1,824

F-13

Real Estate Debt Investments

The Company, by way of its affiliates and wholly-owned subsidiaries, is engaged in real estate lending. In general, these real estate debt investments are either real estate loans made by Fundrise Lending and held by the Trust related to corresponding Project-Dependent Notes (“Notes”), or real estate debt investments held by a consolidated entity. To maximize the value of the real estate debt investment, the Company intends to hold all real estate debt investments until the stated maturity date. Since management has the positive intent and ability to hold the real estate debt investments to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

The Loans are generally secured, unsecuritized debt securities. The Notes are unsecured debt securities not subsequently securitized. The Trust is contractually obligated to pay proceeds from a certain loan to the note holder. Due to the regulatory uncertainty surrounding the ability of an online platform to sponsor both public offerings under Regulation A and private offerings under Rule 506(b), in September 2016, the Company voluntarily suspended its Rule 506(b) programs indefinitely which, in turn, suspended the issuance of new Project-Dependent Notes related to the economics and performance of the underlying real estate debt investment. As such, real estate assets originated during the fiscal year ended December 31, 2016 were acquired directly by or transferred to the eREITs, thus not offered for investment via the Project-Dependent Notes Program. However, the Company had approximately $4.8 million of offered but unsold Project-Dependent Notes as of December 31, 2015 which were purchased in full by investors during the year ended December 31, 2016.

Held-to-maturity securities are recorded as either short term (current) or long term (non-current) on the consolidated balance sheets, based on the contractual maturity date and are stated at amortized cost. Actual maturities may differ from contractual maturities as some borrowers have the right to prepay obligations with or without prepayment penalties.

Amortization of Loan Origination Fees and Costs

For loans held by wholly-owned subsidiaries of the Company, typically the Trust or Fundrise Lending, where it is the intent of management to hold the loan until the stated maturity date, loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. The amortization of deferred fees and costs is discontinued on loans that are contractually 120 days past due or when collection of interest appears doubtful. Any remaining deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

Allowance for Loan Impairment

The Company’s real estate debt investments and preferred equity investments, and those of its consolidated entities, that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

The allowance for loan impairment is maintained at an amount management deems adequate to cover inherent loan losses at the balance sheet date. The Company has implemented and adheres to an internal review system and impairment allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover loan losses.

In determining the allowance for loan impairment, the Company evaluates the loans on an individual basis, including an analysis of the borrower’s credit worthiness, cash flows and financial status, and the condition and estimated value of the collateral. Those amounts may be adjusted based on an analysis of macro-economic and other trends that are likely to affect the borrower’s ability to repay the loan according to the loan terms. Given these evaluations, the amount of the allowance is based on the summation of general valuation allowances and allocated allowances.

F-14

General loan impairment allowances relate to loans with no well-defined deficiency or weakness and are determined by applying against such receivable balances loss factors for each major loan type that consider past loss experience and loan duration. Allocated allowances relate to loans with well-defined deficiencies or weaknesses and are generally determined by loss factors based on loss statistics or are determined by the excess of the recorded investment in the loan over the fair value of the collateral, where appropriate.

The Company considers a loan to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan impairment through a charge to allowance for loan impairment. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in the allowance for loan impairment. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan impairment.

As of December 31, 2016 and December 31, 2015, management did not deem any loans impaired. Additionally, the Company did not have any historical trend of loan losses off which to base an estimate for allowance for loan impairment.

As of December 31, 2016 and December 31, 2015, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Deferred Organizational, Offering and Related Costs of eREITs

Organizational and offering costs of the Company sponsored programs (i.e. eREITS) are initially being paid by Fundrise Advisors, manager of the sponsored programs, on behalf of such sponsored programs. Offering costs include all expenses incurred by sponsored programs in connection with the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Offering costs are amortized ratably as a reduction to equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the sponsored offering is complete.  Total offering costs incurred for sponsored programs that were qualified by the SEC as of the date of these financial statements were $3,279,888 and $323,403 as of December 31, 2016 and December 31, 2015, respectively.  The deferred offering costs balance of $1,172,420 and $257,611 as of December 31, 2016 and December 31, 2015, respectively, are net of $2,107,468 and $65,792 in accumulated amortization and are included in other current assets on the accompanying consolidated balance sheets

The Company intends to establish and sponsor a number of programs as real estate investment trusts that will be similar in structure to the SEC qualified eREITs as of December 31, 2016.  Accordingly, the Company, via Fundrise Advisors, has agreed to allocate legal fees incurred in establishing the first ten such programs (including the five (5) eREITs qualified with the eREITs as of December 31, 2016) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Company.  As a result, each of the ten sponsored programs will be required to reimburse Fundrise Advisors for up to $312,500 in legal fees incurred in preparing such offerings.  The Company believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.  If the Company is not successful in organizing an offering for each of the other five programs, the Company will bear the legal costs that exceed the portion allocated to the real estate investment trusts.

Additionally, the Company anticipates that, pursuant to the operating agreements of the eREITs, the eREITs will be obligated to reimburse Fundrise Advisors for organizational and offering costs that have been paid by Fundrise Advisors, the Company, or one of our affiliates. When Fundrise Advisors requires such reimbursements, payments will be made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from a particular offering. If the sum of the total unreimbursed amount of such organizational and offering costs for any particular offering, plus new costs incurred since the last reimbursement payment, exceed the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until Fundrise Advisors has been reimbursed in full.

F-15

As of December 31, 2016, the eREITs have made reimbursement payments to Fundrise Advisors in the amount of $1,826,830.  The accompanying consolidated statements of operations include $569,031 and $789,213 related to formation costs included in sales and marketing as of December 31, 2016 and 2015, respectively.

Investments in Equity Method Investees

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. No amortization of acquisition fees is currently reflected on the consolidated financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the consolidated statement of operations. Any change in fair value attributable to market related assumptions is considered unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

The Company, by way of its consolidated affiliates, the eREITs, evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the eREIT calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the eREIT’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the eREIT determined any decline in value is other-than-temporary, the eREIT would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the year ended December 31, 2016.

As of December 31, 2016 and December 31, 2015, respectively, the eREITs have not elected the fair value option with respect to any investments.

During the year ended December 31, 2016, the eREITs had made approximately $52.2 million new investments in 4 equity method investees and recognized $2.5 million of losses for related equity in earnings and $0.6 of cash distributions from such investments.

F-16

Accrued Interest

Interest income on loans is recognized on an accrual basis. Accrued interest on loans, including impaired loans, that are 120 days or more past due or when collection of interest appears doubtful is generally written off against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

Securities Available for Sale

Securities available for sale were recorded at fair value and unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders’ equity unless management determines that a security is other than temporarily impaired (OTTI). Realized gains and losses from sales of securities available for sale were determined on a specific identification basis and are included in other income (loss). Purchases and sales of securities available for sale were recorded on the settlement date of the transaction.

Management evaluates whether securities available for sale are OTTI on a quarterly basis. Debt securities with unrealized losses are considered OTTI if the Company intends to sell the security or if it is more likely than not that it will be required to sell such security before any anticipated recovery. If management determined that a security is OTTI under these circumstances, the impairment recognized in earnings is measured as the entire difference between the amortized cost and then-current fair value.

The Company used quoted prices in active markets (Level 1) to measure the fair value of securities available for sale. As of December 31, 2015, the Company’s available for sale securities consisted of New York Liberty Development Corporation Series 2014 Class 1 Bonds. On May 20, 2016, the Company sold its remaining available for sale securities and realized a gain in Other Income upon such sale.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation and amortization.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the Company’s overall business and significant negative industry or economic trends. The determination of recoverability of these assets is based on whether an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition exceeds the net book value of the asset. If the asset is not recoverable, measurement of an impairment loss is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. For the years ended December 31, 2016 and December 31, 2015, there was no impairment of assets.

Intangible Assets

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

F-17

The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2016 and December 31, 2015, there was no impairment of intangible assets.

Internal-use Software

Internal-use software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Capitalized costs for internal-use software primarily related to the Fundrise Platform consist of salaries and payroll-related costs for employees who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in depreciation and amortization in the consolidated statements of operations.

Trademarks

Trademarks are amortized on a straight-line basis over a period of two to fifteen years and are stated at cost, net of accumulated amortization of $11,518 and $5,542, at December 31, 2016 and December 31, 2015, respectively. Amortization expense charged to operations was $5,976 for 2016 and $3,008 for 2015.

Patents

Patents are amortized on a straight-line basis over a period of ten to twenty-five years and are stated at cost, net of accumulated amortization. The patent balance of $49,159 and $39,533 at December 31, 2016 and December 31, 2015, respectively, represents costs incurred during the patent application process. Costs, such as legal fees, associated with patent applications are capitalized, but are not currently amortized as the useful life is not yet determinable. Upon issuance of a patent, its respective cost will be amortized over the patent’s estimated remaining useful life. Costs associated with abandoned applications will be charged to operations.

Domain

Costs to obtain and register an Internet domain are capitalized. Domain costs are not amortized as the Company considers the useful life to be indefinite as only a nominal fee is charged for renewal. As the useful life cannot be determined, the Company evaluates the fair market value of the domain names on an annual basis.

Due to Investors

Demand Notes

The Company offered unsecured, variable interest rate debt of the Company in the form of notes (“demand notes”). Demand notes were offered and sold to accredited investors in a private placement under Regulation D, Rule 506 promulgated under Section 4(a)(2) of the Securities Act of 1933. The Company reserved the right to use the proceeds of the demand notes for any purpose that it deems appropriate for the continued operation and expansion of its business. Also, the Company reserved the right to suspend this offering at any time. Due to the regulatory uncertainty surrounding the ability of an online platform to sponsor both public offerings under Regulation A and private offerings under Rule 506(b), in September 2016, the Company voluntarily suspended its Rule 506(b) programs indefinitely which, in turn, suspended the offering for demand notes.

F-18

Interest rates associated with the demand notes are variable and decline over time following the original issue date of a demand note. Outstanding principal and accrued, but unpaid, interest shall be due and payable upon the demand of the investor. The due to investor balance on the consolidated balance sheets as of December 31, 2016 and December 31, 2015, represents $0 in principal and $0 in accrued interest, and $2,463,125 in principal and $20,282 in accrued interest, respectively.

Share Redemptions of Sponsored Programs (eREITs)

The Company’s consolidated eREITs have adopted a redemption plan whereby on a quarterly basis, shareholders of the eREIT may request redemption of their shares. Fundrise Advisors, acting as the manager of the eREITs, has the authority, in its sole discretion, to limit redemptions. Fundrise Advisors, may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders of the eREITs as a whole.

Affiliates of Fundrise Advisors, including the Company and Fundrise LP, are prohibited from requesting redemption of their interests under the redemption plan.

As of December 31, 2016, $2.1 million of shares in the Company sponsored programs have been redeemed which includes a redemption amount payable totaling approximately $1.2 million.

Distributions of Sponsored Programs (eREITs)

Fundrise Real Estate Investment Trust, LLC declared daily distributions for each day during the year ended December 31, 2016 and the first quarter of fiscal year 2017. As of December 31, 2016, $4.9 million in shareholder distributions had been declared, of which $2.4 million had been paid.

Fundrise Equity REIT, LLC declared daily distributions during the period from April 1, 2016 through October 31, 2016 and the first quarter of fiscal year 2017. As of December 31, 2016, a total of $1.9 million in shareholder distributions had been declared, of which $1.0 million had been paid.

Fundrise East Coast Opportunistic REIT, LLC declared daily distributions during the period from November 1, 2016 through December 31, 2016 and the first quarter of fiscal year 2017. As of December 31, 2016, a total of $0.2 million in shareholder distributions had been declared, of which $0 had been paid.

Fundrise West Coast Opportunistic REIT, LLC declared daily distributions during the period from November 1, 2016 through December 31, 2016 and the first quarter of fiscal year 2017. As of December 31, 2016, a total of $0.2 million in shareholder distributions had been declared, of which $0 had been paid.

Fundrise Midland Opportunistic REIT, LLC declared daily distributions for the first quarter of fiscal year 2017. As of December 31, 2016, a total of $0.1 million in shareholder distributions had been declared, of which $0 had been paid.

Settling Subscriptions and Investments

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions in sponsored programs for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circulars for the eREITs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued the later of five business days from the date that an investor’s subscription is approved by our affiliate or when the funds settle. As of December 31, 2016 and December 31, 2015, the total amount of settling subscriptions was $1,188,000 and $2,944,800, respectively, based on a $10 per share price.

Settling investments represent investments in Project-Dependent Notes for which funds have been received but notes have not yet been issued. As of December 31, 2016 and December 31, 2015, the total amount of settling investments was $0 and $149,573, respectively.

F-19

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Since the Company’s inception in 2012, we have elected to file our tax returns on a cash basis, and all tax returns through December 31, 2014, have been filed using that accounting method. For the tax year ended December 31, 2015, the Company elected to change its accounting method to the accrual basis on its tax return. This accounting method does not require consent from the Internal Revenue Service (“IRS”), and the result was a favorable adjustment recognized on our 2015 tax return.

The Company’s consolidated subsidiaries, eREITs, operate in a manner intended to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the eREITs must meet certain organization and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the eREITs will generally not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the eREITs qualify as a REIT, they may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes on these financial statements related to the eREITs, and no gross deferred tax assets or liabilities have been recorded related to the eREITs as of December 31, 2016 or December 31, 2015.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of December 31, 2016 and December 31, 2015, no unrecognized tax benefits have been recorded.

Stock-based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant.

As of December 31, 2015, the fair value of the shares granted had been established by the Board of Directors primarily based upon a Section 409A valuation provided by an independent third-party valuation firm or prepared by management.

F-20

The Company determined that all Class A Common Stock grants within twelve months prior to the offering of Class B Common Stock to be most accurately valued at the sales price of the Class B Common Stock in February 2017. Thus, the fair value expense of the shares granted during the fiscal year ended December 31, 2016 was based upon the anticipated offering price of Class B Common Stock sold in February 2017.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest. Forfeitures of awards are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from initial estimates or if future forfeitures are expected to differ from recent actual or previously expected forfeitures. The Company’s management has used an estimated forfeiture rate of 4% to modify the fair value of stock based compensation expense as of date of grant. The assumed forfeiture rate is the annual percentage of unvested stock options that are assumed to be forfeited or cancelled due to grantees discontinuing employment with us. Because service-based share awards normally vest over a four-year period, the forfeiture assumption is used to estimate the number of shares that are expected to vest in future periods, which affects the estimate of the forfeiture-adjusted aggregate stock-based compensation expense related to the shares. The forfeiture assumption was developed considering the Company’s actual annual forfeiture rates for unvested stock awards over the past four years and analyzing the distribution of unvested stock awards held by directors, executive officers, and other employees as of December 31, 2016. Holding other assumptions constant, a higher forfeiture rate reduces the number of shares expected to vest in future periods, which lowers the estimated forfeiture-adjusted aggregate stock-based compensation expense related to any affected stock awards.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, loans financed directly by the Company and the related accrued interest receivable, and deposits with service providers. Cash and cash equivalents may, at times, exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on the above-mentioned financial instruments.

New Accounting Standards Not Yet Adopted

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-21

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted for transactions that have not been reported in issued financial statements. The Company is currently assessing the impact of this update on the presentation of these financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, introducing an approach based on expected losses to estimate credit losses on certain types of financial instruments, which modifies the impairment method for available-for-sale securities debt securities and provides for a simplified account model for purchased financial assets with credit deterioration since their origination. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, providing multiple provisions intended to simplify and improve various aspects of the accounting for share-based payments. The guidance simplifies several aspects of the accounting for share-based payment award transactions, including: income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, eliminating the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. The Company does not anticipate the adoption will have a significant impact on the presentation of these consolidated financial statements.

F-22

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that amended the accounting guidance related to lease accounting. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee's initial direct costs. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The Company is evaluating the impact that ASU 2016-02 will have on its financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, changing the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. The Company is currently assessing the impact of this update on the presentation of these consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, improving targeted areas of the consolidation guidance and reduces the number of consolidation models. The guidance changes what an investor must consider in determining whether it is required to consolidate an entity in which it holds an interest. The amendments in ASU 2015-02 are effective for annual and interim periods in fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the effect the guidance will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which will be effective for annual reporting periods beginning after December 15, 2017. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10) and May (ASU 2016-12) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments is the same as for ASU 2014-09.

Formatting change of presentation on Consolidated Statement of Operations

The Company elected to update the presentation of its Consolidated Statement of Operations for the year ended December 31, 2016. As such, certain 2015 balances on the Consolidated Statement of Operations have been presented to conform with the presentation for the year ended December 31, 2016.

4. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (EPS) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock awards and convertible preferred stock. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

F-23

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average common shares outstanding.

5. Securities Available for Sale

The Company sold the securities available for sale on May 20, 2016 at a gain of $0.2 million. The Company distributed $0.1 million of the gain from the sale of the securities to Class B Members, and the remaining $0.1 million of the gain was retained by the Company acting as the Class A Member.

The fair value of our securities available for sale totaled $0.0 million and $2.1 million as December 31, 2016 and December 31, 2015, respectively. There are no continuous unrealized losses in excess of one year.

6. Real Estate Debt Investments

In general, the Company’s real estate debt investments include both real estate loans made by Fundrise Lending and held by the Trust for the sole benefit of certain investors that have purchased Project-Dependent Notes payable (“Notes”) issued by the Trust and that are related to the specific underlying real estate debt investment (“Loans”) for the benefit of the investor, and real estate debt investments held by an eREIT. The Company also invests in certain unconsolidated joint venture equity investments with rights to receive preferred economic returns (referred to in these notes as “Unconsolidated JV Investments”) where the investee is contractually obligated to redeem our interest at a specified date. We account for these Unconsolidated JV Investments as debt for financial reporting purposes, and report the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets and those of the eREITs, as of December 31, 2016 and December 31, 2015:

					Weighted		Allocation
		Principal	Future		Average		By
		Amount	Funding	Carrying	Interest		Investment
	Number	or Cost(1)	Commitment	Value	Rate(2)		Type(3)
2015
Senior Debt	7	$8,438	$5,112	$8,377	11.6%		14.4%
Unconsolidated JV Investments(5)	33	50,031	-	48,500	13.8%		85.5%
Balance	40	$58,469	$5,112	$56,877	13.5	%(4)	100%
2016
Senior Debt	13	$29,952	$7,069	$29,952	10.2%		34.2%
Unconsolidated JV Investments(5)	31	57,753	10,025	57,403	13.5%		65.8%
Balance	44	$87,705	$17,094	$87,355	12.4	%(4)	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date.
(2)	The Gross Weighted Average Interest Rate is computed using the gross interest rate (including current interest paid quarterly and interest accruing that will be paid upon redemption of the investment) weighted based on the principal amount of the related investments. These rates do not reflect a weighting of the time each investment was held during the period, but rather the interest rates in effect as of December 31, 2016 and December 31, 2015.
(3)	This allocation is based on the principal amount of debt actually disbursed and Unconsolidated JV investments at cost. It does not include future funding commitments that are not yet drawn.
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(4)	This is the Gross Weighted Average Interest Rate, computed using the same methodology described in (2), for all investments as of December 31, 2016 and December 31, 2015.
(5)	Unconsolidated JV Investments were previously presented as “Preferred Equity” in the audited 2014 & 2015 Consolidated Financial Statements

As of December 31, 2016 and December 31, 2015, none of the Company’s real estate debt investments were considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in 43 real estate debt investments via the Company’s Project-Dependent Notes Program, and 25 real estate debt investments via the eREITs as of December 31, 2016. As of December 31, 2016, 22 real estate debt investments via the Company’s Project-Dependent Notes Program, and 2 real estate debt investments via the eREITs repaid the full amount of principal and any accrued interest. The following table describes our real estate debt investment activity for the years ending December 31, 2016 and December 31, 2015:

	As of	As of
	December 31,	December 31,
	2016	2015
Investments in Debt – Project-Dependent Notes Program
Balance at the beginning of the year	$48,990	$8,389
Project-dependent note investments	-	49,157
Principal repayments	(17,038)	(7,940)
Amortization of deferred net origination fee revenue	341	(616)
Project-dependent-note debt investment balance	32,293	48,990
Investments in Debt – eREITs
Balance at the beginning of the year	5,887	-
REIT debt investments	49,152	5,887
Principal repayments	(2,437)	-
Amortization of deferred net origination fee revenue	-	-
REIT debt investment balance	52,602	5,887
Other real estate debt investments	2,460	2,000
Total real estate debt investment balance	$87,355	$56,877

Project-Dependent Notes and Real Estate Loans

Generally, the Trust acquires loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased project-dependent notes issued by the Trust and that are related to specific underlying loans for the benefit of the investor. As mentioned in Note 3 – Summary of Significant Accounting Policies, due to the regulatory uncertainty surrounding the ability of an online platform to sponsor both public offerings under Regulation A and private offerings under Rule 506(b), in September 2016, the Company voluntarily suspended its Rule 506(b) programs indefinitely which, in turn, suspended the issuance of new Project-Dependent Notes related to the economics and performance of the underlying real estate debt investment.

At December 31, 2016 and December 31, 2015, loans and notes were as follows:

	Real Estate Loans		Project-Dependent Notes
December 31,	2016	2015	2016	2015
Aggregate principal balance	$32,644	$49,682	$31,075	$43,627
Deferred net loan origination fees	(351)	(692)	-	-
Carrying value	$32,293	$48,990	$31,075	$43,627

Average original term (years) (1)	4.82	3.81	3.30	2.78
Weighted-average gross fixed interest rates (2)	14.06%	13.57%	14.22%	13.44%
Maturity dates	2017-2025	2016-2025	2017-2025	2016-2025

(1)	Average original term is based on all loans outstanding on December 31, 2016 and December 31, 2015.

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(2)	The weighted-average gross fixed interest rate is computed using the gross interest rate (including current interest paid quarterly and interest accruing that will be paid upon redemption of the investment, and ignoring any servicing or trust administration fees) weighted based on the principal amount of the related investments or notes. These rates do not reflect a weighting of the time each investment was held during the period, but rather the interest rates in effect as of December 31, 2016 and December 31, 2015.

At December 31, 2016 and December 31, 2015, no loans were 90 days or more past due.

The scheduled maturities, as of December 31, 2016, for the aggregate principal balance of the Loans and Notes are shown below:

		Project-
	Real Estate	Dependent
	Loans	Notes
Year Ending December 31,
2017	$6,690	$8,631
2018	7,800	14,988
2019	-	-
2020	14,724	6,546
2021	-	-
Thereafter	3,430	910
Total	$32,644	$31,075

Note Redemptions

A holder of the Notes (“Noteholder”) may request a redemption of Notes if: (i) the Noteholder holds Notes of at least 10 separate Note series; (ii) the redemption request applies to at least 10 separate Note series; (iii) each of the 10 separate Note series have been held for at least 3 months; and (iv) each of the 10 separate Note series continue to be performing. The redemption price of each Note will be 98.5% of the outstanding principal amount of such Note on the redemption date. The redemption request cannot exceed 2.5% of the total principal of all performing Note series prior to the redemption request.

Real Estate Debt Investments Held by eREITs

The real estate debt investments of the eREITs are also considered to be classified as held-to-maturity; however, since the eREIT was not the recipient of the origination fee revenue or responsible for the origination costs of the related investments, upon consolidation, these investments are carried at cost, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired.

The Company has certain investments that are legally structured as equity investments with rights to receive preferred economic returns. The Company reports these investments as real estate debt investments as the borrowers or common equity holders of the borrowers have a contractual obligation to redeem our preferred equity interest at a specified date.

7. Investments in Equity Method Investees

The table below presents the activity of the eREIT investments in non-consolidating equity method investees as of, and for, the periods presented (in thousands):

	Year Ended December 31,
	2016	2015
Beginning balance	$-	$-
New investments in equity method investees	52,196	-
Equity in losses (1)	(2,487)	-
Distributions received	(554)	-
Ending balance	$49,155	$-

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Equity REIT, LLC and Fundrise East Coast Opportunistic REIT, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Equity REIT, LLC and Fundrise East Coast Opportunistic REIT, LLC.

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As of December 31, 2016, the eREITs’ investments in companies that are accounted for on the equity method of accounting consist of the following:

1)	A 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.

2)	A 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA. Fundrise Insight One LLC included a year one (2016) transaction cost of $908,000 related to the purchase of a business, which is included in total expenses of $3,924,000 in the table below.

3)	A 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through The Villas at Meadow Springs, an apartment complex located in Richland, WA.

4)	A 75% non-controlling member interest in Enclave at Lake Ellenor JV LLC, whose activities are carried out through Enclave at Lake Ellenor, a rental property located in Orlando, FL, built in 1973.

The combined condensed results of operations and financial position of the eREITs’ equity basis investments are summarized below (dollars in thousands):

	Year ended December, 31 2016	Year ended December, 31 2015
Combined condensed balance sheet information:
Real estate assets, net	$182,420	$-
Other assets	13,398	-
Total assets	$195,818	$-

Mortgage notes payable	$133,716	$-
Other liabilities	2,310	-
Equity	59,792	-
Total liabilities and equity	$195,818	$-
eREITs’ equity investment	$49,155	$-

Combined condensed statement of operations information:
Total revenue	$7,338	$-
Total expenses	9,399	-
Net income (loss)	$(2,061)	$-
eREITs’ equity in net income (loss) of investee	$(1,995)	$-
eREITs’ share of offering costs within equity	$(492)	$-

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8. Fair Value of Financial Instruments

The Company is required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the fair value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain instruments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accrued interest receivable, real estate debt investments, investments in equity method investees, securities available for sale, notes payable, accrued interest payable, accounts payable, and payables to investors that it owns. The carrying values of all financial instruments, except for securities available for sale and 3 of its 4 investments in equity method investees, by way of its consolidated eREITs, are reasonable estimates of their fair value.

The Company uses quoted prices in active markets to measure the fair value of securities available for sale. The fair value of our securities available for sale totaled $0 million and $2.1 million as of December 31, 2016 and December 31, 2015, respectively.

The aggregate fair value of the investments in equity method investees is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. As a result of this assessment, as of December 31, 2016, Fundrise Equity REIT, LLC estimated the fair value of its 3 investments in equity method investees to be $44,545,833. Additionally, as of December 31, 2016, Fundrise East Coast Opportunistic REIT, LLC estimated the carrying value of its investment in the equity method investee to be a reasonable estimate of its fair value.

9. Property and Equipment, net

Property and equipment, net, consist of the following:

	December 31,	December 31,
	2016	2015
Computer equipment	$103	$67
Furniture and fixtures	7	6
Leasehold Improvements	379	-
Total property and equipment	489	73

Less: accumulated depreciation	(60)	(34)
Total property and equipment, net	$429	$39

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Depreciation expense on property and equipment was $25,657 and $12,499 for the years ended December 31, 2016 and December 31, 2015, respectively. The Company did not record an impairment expense for the years ended December 31, 2016 and December 31, 2015.

10. Intangible Assets, net

Intangible assets, net, consist of the following:

	December 31,	December 31,
	2016	2015
Internal-use software	$2,267	$1,330
Trademarks	117	99
Patents	49	40
Domain	35	35
Total intangible assets	2,468	1,504
Less: accumulated amortization	(553)	(275)
Total intangible assets, net	$1,915	$1,229

Amortization expense related to Internal-use software for the years ended December 31, 2016 and December 31, 2015 was $272,592 and $187,616, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2016 is as follows:

Future
Amortization
Year Ending December 31,	Expense
2017	$279
2018	197
2019	88
2020	3
2021	3
Thereafter	9
Total	$579

As mentioned in Note 3 – Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization as of December 31, 2016 and December 31, 2015 is as follows:

	December 31,	December 31,
	2016	2015
Internal-use software in progress	$1,176	$239
Trademarks	76	63
Patents in progress	49	40
Domain	35	35
Total carrying value of intangible assets not subject to amortization	$1,336	$377

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11. Other Current Assets

Other current assets consist of the following:

	December 31,	December 31,
	2016	2015
Deferred offering costs of eREITs	$1,172	$258
Deferred offering costs of Class B Common Stock	265	-
Prepaid expenses	140	95
Retainer	20	41
Security deposit	54	12
Total other current assets	$1,651	$406

12. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the Stock Option and Grant Plan as of December 31, 2016. The restricted stock granted through December 31, 2016 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant shares or options with different terms.

A summary of shares granted, unvested shares, and share forfeitures at December 31, 2016, is as follows:

	Stock Awards Issued & Outstanding	Weighted Average Fair Value	Aggregate Intrinsic Value
Balance, December 31, 2014	599,213	$0.1105	$66
Shares granted	659,000
Vested and converted to unrestricted shares	(245,147)
Forfeited shares	(130,000)
Restricted at, December 31, 2015	883,066	$0.19	$168
Shares granted	971,500
Vested and converted to unrestricted shares	(377,538)
Forfeited shares	(79,375)
Restricted at, December 31, 2016	1,397,653	$3.32	$4,643

During the years ended December 31, 2016 and December 31, 2015, 377,538 shares with a total fair value of $1,887,690 and 245,147 shares with a total fair value of $46,578, respectively, vested. There is no exercise price associated with these shares.

The Company recognized $531,780 and $26,668 of stock-based compensation expense related to stock awards during 2016 and 2015, respectively. As of December 31, 2016, total unrecognized compensation cost was $4,402,564 and these costs are expected to be recognized over the next 4 years.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2016 and 2015.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the years ended December 31, 2016 and December 31, 2015, the Company made matching contributions of $76,429 and $51,259, respectively.

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13. Income Tax

For the years ended December 31, 2016 and December 31, 2015, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a full valuation allowance.

The Company’s effective tax rate for both 2016 and 2015 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets. The following table presents a reconciliation of the statutory federal tax rate and the Company’s effective tax rate for the years ended December 31, 2016 and December 31, 2015:

	December 31,	December 31,
	2016	2015
Tax benefit at federal statutory rate	34%	34%
State tax, net of federal benefit	9.3	7.8
Book income not included in consolidated corporate tax return	14.3	6.2
Other permanent differences	0.6	0.9
Change in valuation allowance	(58.2)	(48.9)
Effective tax rate	-%	-%

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$4,730	$3,140
Prepaid expenses	-	12
Formation costs	293	319
Stock-based compensation	216	-
Other deferred tax assets	5	2
Gross deferred tax assets	5,244	3,473
Valuation allowance	(4,496)	(3,007)
Net deferred tax assets	$748	$466

Deferred tax liabilities:
Internal-use software	$(700)	$(431)
Prepaid expenses	(34)	-
Other deferred tax liabilities	(14)	(35)
Gross deferred tax liabilities	$(748)	$(466)
Net deferred tax assets:	$-	$-

In April 2014 the Company’s election to be taxed as an S corporation terminated and it became taxable as a C corporation. From April 2014 forward, the Company has recorded deferred tax assets and liabilities for deductible and taxable future temporary differences. For the 2014 tax return period for which the Company was taxable as a C corporation, the Company filed its tax return on a cash method of accounting. We elected to change accounting methods from cash to accrual on the 2015 tax return. The cumulative temporary differences as of December 31, 2014 related to accrual-to-cash adjustments were recognized in a section 481(a) adjustment as a result of the Company’s accounting method change on the 2015 tax return.

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2016, a full valuation allowance of $4.5 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

F-31

At December 31, 2016, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $12.0 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2016, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. As of December 31, 2016, the Company’s tax returns for 2013, 2014, 2015, and 2016 remain open to examination by the Internal Revenue Service.

14. Stockholders’ Equity

In March 2014, the Company declared a 1:1,000,000 stock split of the original common shares, then issued and outstanding. All information related to common stock has been retroactively adjusted to give effect to the stock split in the accompanying consolidated statements of changes in stockholders’ equity.

Preferred Stock

The outstanding shares of convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35,000,000 (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contain certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

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Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2016 and December 31, 2015, we have not declared any dividends on preferred stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

The Company has also granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

On July 5, 2016, the Company issued, via private placement, 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the then outstanding Series A converted preferred stock. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2016, there were 18 million shares of Class M Common Stock authorized but unissued.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

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15. Accumulated Deficit

We have incurred operating losses since our inception through December 31, 2016. For the year ended December 31, 2015 we had net losses of $3.7 million. For the year ended December 31, 2016 we had net losses of $2.6 million. We have an accumulated deficit of $14.1 million and stockholders’ equity of $129.6 million, including $118.4 million of interest in non-controlling entities, at December 31, 2016.

16. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of December 31, 2016 is detailed below (not in thousands):

		Change in NCI through the year ended December 31, 2016
Consolidated entity	Member's equity of NCI as of December 31, 2015	Acquisition or (disposal) of Member's equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non- controlling interests balance as of December 31, 2016	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,709,970	$(32,013)	$-	$253,601	$10,931,558	$-
Fundrise Real Estate Investment Trust, LLC	9,847,255	33,505,609	(734,594)	3,788,857	46,407,127	76
Fundrise Equity REIT, LLC	-	46,739,635	(186,753)	(2,902,834)	43,650,048	(21)
Fundrise West Coast Opportunistic REIT, LLC	-	6,571,937	(98,607)	3,820	6,477,150	3
Fundrise East Coast Opportunistic REIT, LLC	-	5,986,906	(98,439)	9,066	5,897,533	42
Fundrise Midland Opportunistic REIT, LLC	-	5,187,280	(99,110)	(76,988)	5,011,182	(72)
Fundrise 3 World Trade Center LLC	2,000,000	(2,000,000)	-	-	-	-
Total	$22,557,225	$95,959,354	$(1,217,503)	$1,075,522	$118,374,598	$28

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2016, less any amortized offering costs, share redemptions, or distributions.
(2)	Elimination of interests acquired during the year ended December 31, 2016 by the Company and Fundrise LP in the non-controlling entities.

17. Related Party Arrangements

eREITS

Fundrise Real Estate Investment Trust, LLC

The Company formed Fundrise Real Estate Investment Trust, LLC, an eREIT, in 2015 to primarily focus on real estate loans and other real estate related investments for the purpose of earning income. In December 2015, the initial offering for Fundrise Real Estate Investment Trust, LLC began via the Fundrise Platform. As of December 31, 2016, the eREIT has raised $50 million at $10 per share. The Company is entitled to receive reimbursements for costs associated with the formation and operating expenses of Fundrise Real Estate Investment Trust, LLC. As of December 31, 2016, the Company has been fully reimbursed by Fundrise Real Estate Investment Trust, LLC in the amount of approximately $1.0 million for such costs.

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The Company is a member of Fundrise Real Estate Investment Trust, LLC and holds 100 shares as of December 31, 2016.

Fundrise Equity REIT, LLC

The Company formed Fundrise Equity REIT, LLC, an eREIT, in 2015 to originate, invest in, and manage a diversified portfolio of commercial real estate properties. In January 2016, the initial offering for Fundrise Equity REIT, LLC began via the Fundrise Platform. As of December 31, 2016, the eREIT has raised $50 million at $10 per share. The Company is entitled to receive reimbursements for costs associated with the formation and operating expenses of Fundrise Equity REIT, LLC. As of December 31, 2016, the receivable outstanding from Fundrise Equity REIT, LLC was $0.4 million, which has been eliminated upon consolidation.

The Company is a member of Fundrise Equity REIT, LLC and holds 100 shares as of December 31, 2016.

Fundrise West Coast Opportunistic REIT, LLC

The Company formed Fundrise West Coast Opportunistic REIT, LLC, an eREIT, in 2015 as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. In October 2016, the initial offering for Fundrise West Coast Opportunistic REIT, LLC began via the Fundrise Platform and raised approximately $6.9 million at $10 per share by December 31, 2016. The Company is entitled to receive reimbursements for costs associated with the formation and operating expenses of Fundrise West Coast Opportunistic REIT, LLC. As of December 31, 2016, the receivable outstanding from Fundrise West Coast Opportunistic REIT, LLC was $0.4 million, which has been eliminated upon consolidation.

The Company is a member of Fundrise West Coast Opportunistic REIT, LLC and holds 500 shares as of December 31, 2016.

Fundrise East Coast Opportunistic REIT, LLC

The Company formed Fundrise East Coast Opportunistic REIT, LLC, an eREIT, in 2015 as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. In October 2016, the initial offering for Fundrise East Coast Opportunistic REIT, LLC began via the Fundrise Platform and raised approximately $6.3 million at $10 per share by December 31, 2016. The Company is entitled to receive reimbursements for costs associated with the formation and operating expenses of Fundrise East Coast Opportunistic REIT, LLC. As of December 31, 2016, the receivable outstanding from Fundrise East Coast Opportunistic REIT, LLC was $0.4 million, which has been eliminated upon consolidation.

The Company is a member of Fundrise East Coast Opportunistic REIT, LLC and holds 500 shares as of December 31, 2016.

Fundrise Midland Opportunistic REIT, LLC

The Company formed Fundrise Midland Opportunistic REIT, LLC, an eREIT, in 2015 as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. In October 2016, the initial offering for Fundrise Midland Opportunistic REIT, LLC began via the Fundrise Platform and raised approximately $5.4 million at $10 per share by December 31, 2016. The Company is entitled to receive reimbursements for costs associated with the formation and operating expenses of Fundrise Midland Opportunistic REIT, LLC. As of December 31, 2016, the receivable outstanding from Fundrise Midland Opportunistic REIT, LLC was $0.4 million, which has been eliminated upon consolidation.

The Company is a member of Fundrise Midland Opportunistic REIT, LLC and holds 500 shares as of December 31, 2016.

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Promissory Grid Notes with eREITs

As a means to provide liquidity during capital raising periods, the Company issued a promissory grid note to Fundrise Real Estate Investment Trust, LLC in the amount of $5.0 million on December 10, 2015. The loan bears a 2% interest rate and was initially set up to expire on March 31, 2016. On March 28, 2016, the promissory grid note was amended and restated with a new maturity date of July 31, 2016. The grid note was amended to include Fundrise Equity REIT, LLC as a noteholder, increase the interest rate from 2% to 2.5%, and increase the available credit from $5.0 million to $10.0 million. On July 29, 2016, the grid note was amended and restated to extend the maturity date to October 31, 2016. On October 25, 2016, the grid note was amended and restated to extend the maturity date to January 31, 2017, and to include Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as noteholders. The total amount drawn by the five noteholders in total may not exceed $10.0 million. On September 28, 2016, Fundrise Equity REIT, LLC drew $0.7 million on the grid note and repaid such principal drawn plus accrued interest on October 26, 2016. As of December 31, 2016, Fundrise East Coast Opportunistic REIT, LLC and Fundrise West Coast Opportunistic REIT, LLC have drawn $7.7 million and $1.5 million, respectively, against the grid note from the Company. The balance drawn by Fundrise East Coast Opportunistic REIT, LLC and Fundrise West Coast Opportunistic REIT, LLC and its accrued interest was still outstanding as of December 31, 2016, which has been eliminated upon consolidation.

As of December 31, 2016, Fundrise Real Estate Investment Trust, LLC and Fundrise Midland Opportunistic REIT, LLC have not drawn against the promissory grid note.

Interest incurred on the promissory grid note payable by the eREITs to the Company is considered an intercompany transaction, and thus eliminated upon consolidation.

Promissory Grid Note with Fundrise LP

On April 1, 2016, the Company became the holder of a $10 million promissory grid note from Fundrise LP as a means to provide liquidity during capital raising periods. The promissory grid note bears a 2.5% interest rate and matures on April 30, 2017. During the year ended December 31, 2016, the Company has drawn $7.4 million against the promissory grid note from Fundrise LP. Of which, $0.7 million plus accrued interest has been repaid to Fundrise LP. As of December 31, 2016, the outstanding principal balance on the grid note from Fundrise LP is $6.7 million plus accrued and unpaid interest, which has been eliminated upon consolidation.

Interest incurred on the promissory grid note payable by the Company to Fundrise LP is considered an intercompany transaction, and thus eliminated upon consolidation.

Executive Officers of Our Company

As of the date of these consolidated financial statements, the executive officers of the Company and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Co-Founder, Chief Executive Officer, and Interim Chief Financial Officer
Brandon T. Jenkins	Chief Operating Officer
Kenneth Shin	Chief Technology Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of the Company and has served as Chief Executive Officer and Director of the Company since its inception in March 2012; additionally, he has served as Interim Chief Financial Officer since October 2015.

Brandon T. Jenkins currently serves as Chief Operating Officer of the Company and has served in the same role for the Company since February 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

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Kenneth Shin currently serves as Chief Technology Officer of the Company and has served in the same role for the Company since its inception in March 2012.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of the Company and has served in such capacities for the Company since February 2014.

18. Related Party Transactions

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All project-dependent note and sponsored-program equity share subscriptions and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

On June 25, 2014, the Company amended the limited partnership agreement of Fundrise LP to admit Tal Kerret, a member of the Company’s Board of Directors as a means of board compensation. As a result of this amendment, Tal Kerret obtained the profits interest related to the portion of capital that the Company had contributed to Fundrise LP upon its initial subscription. The Company retains the right to its initial capital contribution, but will cease to earn profits thereon.

Investments in Project-Dependent Notes

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), and Joe Chen, a member of the Board of Directors, have each invested in Project Dependent Notes issued by our sponsored Programs. In aggregate, the total investment outstanding as of December 31, 2016 of these related parties is approximately $0.8 million. In all cases, these Project Dependent Notes were purchased under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by all holders of the notes.

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.
(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

19. Segment Reporting

The Company reports segment information using the “management approach.” Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by us for purposes of evaluating performance and allocating resources. Based on this approach, we have one reportable segment. The Company’s management reporting process is based on our internal operating structure, which is subject to change and is not necessarily similar to that of other comparable companies.

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20. Commitments and Contingencies

Construction Draws

We have committed $17.1 million in construction draws for certain debt investments to be drawn down within the next 12 months. The draws are expected to be made until the funds are fully drawn down.

Operating Leases

On March 10, 2016, we renewed the expiring lease for our Washington, DC Corporate Headquarters through September 30, 2016. Subsequently, we extended the lease at our former headquarters through January 31, 2017. On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for new office space in Washington, DC. The Company entered into the new office space lease in order to meet the demand of employee headcount growth. The Corporate Headquarters will be relocated to the new space.

The Company also maintains one satellite office in Los Angeles, CA contracted on a month-to-month basis.

Total facilities rental expense for the years ended December 31, 2016 and 2015 was $184,270 and $135,089, respectively. As part of these lease agreements, we currently have pledged $54,067 of cash as security deposits.

At December 31, 2016, the future minimum lease payments payable under the contracts for leased premises is as follows:

Year-Ended	Future Minimum
December 31,	Lease Payments
2017	$173,970
2018	145,943
2019	198,483
2020	213,409
Total	$731,805

Distribution Support Commitment – Fundrise Real Estate Investment Trust, LLC

Pursuant to a Distribution Support Agreement, Fundrise LP, an affiliate of the Company and a member of Fundrise Real Estate Investment Trust, LLC, has agreed to purchase up to an aggregate of $1,000,000 in additional common shares of Fundrise Real Estate Investment Trust, LLC to support the sponsored program’s quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise LP will purchase shares following the end of such quarter at the net asset value per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. This arrangement provides liquidity to the sponsored affiliate for distributions, but does not in any way require that the sponsored affiliate distribute an amount that would represent a 15% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise LP of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017.

As of December 31, 2016, Fundrise LP was obligated to purchase 80,217 shares of Fundrise Real Estate Investment Trust, LLC common shares for $802,170 under the Distribution Support Agreement to satisfy the AFFO requirement for the first three fiscal quarters of the year-ended 2016, which reduced Fundrise LP’s total commitment under the Distribution Support Agreement.

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Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

21. Subsequent Events

Management has evaluated subsequent events for disclosure in these consolidated financial statements through March 23, 2017, which was the date the consolidated financial statements were available to be issued.

Issuance of Class B Common Stock

On January 19, 2017, the Board of Directors of the Company increased the number of authorized shares of Common Stock to 96,000,000 authorized shares and created a new class of Common Stock, to be designated as Class B Common Stock, consisting of 10,000,000 authorized shares by filing an Amended and Restated Certificate of Incorporation with the State of Delaware. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. On January 31, 2017, the Company was qualified by the SEC for a Tier 2 offering pursuant to Regulation A to offer up to 2,000,000 shares of our Class B Common Stock to the public at $5.00 per share, with par value of $0.0001. On February 3, 2017, the Company offered an additional 1,000,000 shares of our Class B Common Stock to the public at $5.00 per share, thereby increasing the total offering of Class B Common Stock to 3,000,000 shares. The minimum investment in our Class B Common Stock for initial purchase is 200 shares, or $1,000 based on the per share price. The Company sold 2,884,129 shares of Class B Common Stock for total gross proceeds of $14,420,645.

Sponsored Regulation A+ Filings

As of March 23, 2017, the Company’s sponsored affiliates, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic, LLC, continue to raise additional offering proceeds pursuant to each respective qualified Regulation A offering. There haven’t been any new additional Company sponsored programs qualified by the SEC between December 31, 2016 and March 23, 2017.

Distribution Support Agreement

On January, 24, 2017, Fundrise Real Estate Investment Trust, LLC announced the results of its operations for the fiscal quarter ended December 31, 2016. As a result of the affiliate’s AFFO for the fiscal quarter ended December 31, 2016, Fundrise LP was obligated to purchase 19,783 shares of Fundrise Real Estate Investment Trust, LLC common shares for $197,830 under the Distribution Support Agreement to satisfy the AFFO requirement, which reduced concluded Fundrise LP’s total commitment under the Distribution Support Agreement. The purchase of such common shares was executed February 16, 2017. Upon completion of the aforementioned purchase, Fundrise LP had purchased an aggregate of $1,000,000 of the Company’s common shares, and thus fulfilled it commitment under the Distribution Support Agreement and its obligation thereunder was thereby extinguished.

Promissory Grid Notes with eREITs

On January 6, 2017, Fundrise West Coast Opportunistic REIT, LLC repaid the Company $1.5 million principal outstanding plus accrued interest from the promissory grid note drawn on October 26, 2016. On January 17, 2017, Fundrise East Coast Opportunistic REIT, LLC drew $2.3 million against the amended and restated promissory grid note with the Company dated October 25, 2016. The promissory grid note with the eREITs was amended and restated on January 31, 2017 with a new maturity date of April 30, 2017. As of March 23, 2017, Fundrise East Coast Opportunistic REIT, LLC has repaid $1.0 million in principal on the outstanding promissory grid note. Thus, $9.0 million in principal plus accrued interest on the promissory grid note issued to Fundrise East Coast Opportunistic REIT, LLC from the Company remained outstanding as of March 23, 2017.

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As of March 23, 2017, neither Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, nor Fundrise Midland Opportunistic REIT, LLC had any outstanding principal drawn against the amended and restated promissory grid dated January 31, 2017.

On January 17, 2017, Fundrise East Coast Opportunistic REIT, LLC entered into a separate promissory note with Rise Companies Corp. in the principal amount of $2,310,000, at an interest rate of 2.5% per annum, calculated on a 30-day / 360-day year basis. The outstanding principal plus accrued interest was repaid in full back to the Company by February 17, 2017.

Promissory Grid Note with Fundrise LP

On March 7, 2017, the Company entered into an amended and restated Promissory Grid Note, as borrower, with Fundrise LP, as the lender, expiring on April 30, 2018. The Amended and Restated Promissory Grid Note replaces the earlier Promissory Grid Note by and between Fundrise LP and the Company, dated as of April 1, 2016.

As of March 23, 2017, $8.7 million in principal plus accrued interest on the promissory grid note dated April 1, 2016 issued to the Company from Fundrise LP remained outstanding.

Reimbursement of organizational, offering and related costs from the eREITs

Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC made $293,094, $79,042, $71,988, and $62,352, respectively, of reimbursement payments to Fundrise Advisors between December 31, 2016 and March 23, 2017.

Asset Management Fees from Fundrise Equity REIT, LLC

On January 24, 2017, Fundrise Equity REIT, LLC paid an asset management fee of $108,306 to its manager, Fundrise Advisors, for the fourth quarter of 2016. The asset management fee is an intercompany transaction, and thus eliminated upon consolidation.

Election of New Board Member

On March 1, 2017, the Company's stockholders elected Haniel Lynn to serve as a member of the Company's Board of Directors. With the election of Mr. Lynn, the Company's Board of Directors consists of five directors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 13, 2017.

Rise Companies Corp
By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	April 13, 2017
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)